06021875

General Employment

Annual Report

General Employment Enterprises, Inc. and its wholly-owned subsidiary, Triad Personnel Services, Inc., provide professional staffing services through a network of 19 branch offices located in 10 states. The Company specializes in information technology, accounting and engineering placements and offers its clients a choice of three staffing options — contracting for the services of the Company's employees who are placed on temporary contract assignments at clients' premises; hiring the Company's contract employees as their own regular full-time employees through the Company's contract-to-hire option; or filling their openings for regular full-time positions with candidates who have been recruited and referred by the Company.

The Company's offices operate under the trade names General Employment, Omni One, Business Management Personnel, Triad Personnel or Generation Technologies.

For the 2005 fiscal year, the Company derived approximately 58% of its revenues from contract services and 42% from placement services.

General Employment's shares are traded on the American Stock Exchange under the trading symbol **JOB**.

Financial Highlights

(In Thousands, Except Per Share)	Year Ended September 30 2005	2004
Net revenues	$20,348	$17,981
Income (loss) from continuing operations	671	(778)
Net working capital	$ 5,218	$ 4,630
Shareholders' equity	5,850	5,168
Total assets	8,364	7,294
Current ratio	3.1	3.2
Income (loss) from continuing operations per share – basic and diluted	$ .13	$ (.15)
Book value per share	1.14	1.01

Market Information

The Company's common stock is traded on the American Stock Exchange under the trading symbol JOB. The high and low common stock prices per share were as follows:

				Fiscal 2005				Fiscal 2004
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Market price per share								
High	$2.18	$1.67	$3.00	$3.05	$2.58	$1.90	$1.95	$1.79
Low	1.18	1.14	1.34	2.00	1.62	1.23	1.05	.87

There were 773 holders of record on October 31, 2005. The Company declared no cash dividends on its common stock during the last two fiscal years, and there are no intentions to do so in the foreseeable future.

Fellow Shareholders:

Fiscal 2005 was a very successful year for General Employment.

Following four difficult years for the staffing industry, and in particular for those firms placing individuals for full-time professional employment, I am pleased to report that General Employment returned to profitability.

Our profitability was the result of an increase in revenues, particularly from placement services, and our continuing emphasis on cost containment and expense reduction.

The 38% improvement in placement revenues was the result of a stronger demand by our clients to fill regular, full-time positions. This was the Company's largest year-over-year improvement for placement revenues since 1996.

I believe the increase in demand for our services reflects the strengthening U.S. economy. The unemployment rate, at 5.1% in September 2005, was an improvement over the 5.4% reported for the same period last year. There were 2,150,000 new non-farm jobs created in fiscal 2005. And, based on preliminary numbers for the third quarter of this year, Gross Domestic Product (GDP) increased 4.3%.

Another important reason our placement revenues increased was due to the fact that we were able to adapt to the changing needs of the marketplace. Historically, the Company has focused on placing individuals in three core specializations – information technology, accounting and engineering. And while we continued to focus on those areas throughout the year, we found an increasing need for professionals within the technical sales and marketing and insurance areas.

As a result of our response to the demands of the changing marketplace, approximately one-third of the Company's placements in fiscal 2005 were professionals we placed in positions other than our core focus. Another third of the placements were made in engineering, while placements in information technology and accounting comprised the final third.

In addition to improved revenues, the Company also had a significant increase in profitability. This can be attributed to two key factors – a change in the percentage of business derived from placement services compared to contract services, and our continued emphasis on cost containment and expense reduction.

In fiscal 2005, placement services represented 42% of net revenues compared with 35% last year. While placement service revenues are more volatile and less predictable than contract service revenues, they are also the more profitable portion of our business. An improvement in placement service revenues will have more of a direct impact on net income than contract service revenues, because there are fewer expenses associated with placing a person in a full-time position than on a temporary contract assignment.

Another factor contributing to our profitability was our focus on reducing and minimizing expenses. Since fiscal 2001, general and administrative expenses have decreased each year. In fiscal 2005, general and administrative expenses decreased 5% from 2004. Some of the most significant reasons for the decreases were the closing of unprofitable branches, favorable renegotiation of leases and a reduction of personnel at corporate headquarters.

Looking ahead at fiscal 2006, based on the current economy and forecasts for next year, I am cautiously optimistic that we will see continued improvement in revenues and profitability.

The focus of the Company in the coming year will be to increase the number of consultants in our existing branch offices and to improve individual production of the consultants in those offices. We have an experienced team of managers in our branch offices and at our headquarters, and through their hard work and continued commitment to success, I am confident we can achieve our goals this year.

Herbert F. Imhoff, Jr.
Chairman of the Board and
Chief Executive Officer

December 20, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Operations

The Company provides contract and placement staffing services for business and industry, specializing in the placement of information technology, engineering and accounting professionals. As of September 30, 2005, the Company operated 19 offices located in 10 states.

The Company's business is highly dependent on national employment trends in general and on the demand for information technology and other professional staff in particular. The Company experienced an increase in the demand for its placement services during the year ended September 30, 2005, as the U.S. jobs market improved. The national unemployment rate decreased to 5.1% in September 2005 from 5.4% in September 2004.

As a result of the increased demand for the Company's services, consolidated net revenues for the year ended September 30, 2005 were up 13% compared with the prior year. Placement service revenues increased 38% due to increases in both the number of placements and the average placement fee, while contract service revenues were flat during the period. As a result of the change in the mix, placement service revenues increased to 42% of consolidated revenues from 35% last year.

Due to the growth in revenues, the Company achieved income from operations of $577,000 this year, which was a significant improvement compared with a loss from operations of $812,000 last year.

The Company had net cash flow of $799,000 for the 2005 fiscal year, and the balance of cash and cash equivalents was $5,236,000 as of September 30, 2005.

Results of Continuing Operations

A summary of operating data, expressed as a percentage of consolidated net revenues, is presented below.

	Year Ended September 30 2005	2004
Net revenues		
Contract services	57.8%	65.3%
Placement services	42.2	34.7
Net revenues	100.0	100.0
Operating expenses		
Cost of contract services	41.0	47.4
Selling	25.8	20.9
General and administrative	30.4	36.2
Total operating expenses	97.2	104.5
Income (loss) from operations	2.8%	(4.5)%

Net Revenues

Consolidated net revenues for the year ended September 30, 2005 were up $2,367,000 (13%) from the prior year. Placement service revenues increased $2,363,000 (38%), while contract service revenues were about the same as last year.

National employment levels increased during fiscal 2005. As a result of the stronger overall demand for placement services, together with more demand for services in higher-level positions, the Company experienced a 23% increase in the number of placements and a 10% increase in the average placement fee.

Contract service revenues were affected by a 5% decrease in contract hours that was offset by a 6% increase in the average hourly billing rate.

Operating Expenses

Total operating expenses for the year ended September 30, 2005 were up $978,000 (5%) compared with the prior year.

The cost of contract services was down $185,000 (2%), as a result of the lower volume of contract business. The gross profit margin on contract business increased to 29.1% for the year ended September 30, 2005, compared with 27.5% the prior year. There are no direct costs associated with placement service revenues.

Selling expenses increased $1,485,000 (39%) for the year. Commission expense was up 47% due to the higher placement service revenues, and recruitment advertising expense was 42% higher than the prior year. Selling expenses represented 25.8% of consolidated net revenues, which was up 4.9 points from the prior year because of the change in revenue mix.

Management's Discussion Continued

General and administrative expenses decreased $322,000 (5%) for the year ended September 30, 2005. Office rent and occupancy costs were down 18% for the period, while other office operating costs declined 41%. These reductions are attributable to a combination of office closings, lease renegotiations, and lower depreciation and amortization expense. Administrative compensation was up 17% because officer compensation programs were reinstated to 2002 levels. All other general and administrative expenses were about even with last year. General and administrative expenses represented 30.4% of consolidated revenues, and that was down 5.8 points from the prior year.

There was no provision for income taxes in fiscal 2005, because of the utilization of losses carried forward from prior years. There was no credit for income taxes as a result of the pretax losses in fiscal 2004, because the losses were carried forward and there was not sufficient assurance that a future tax benefit would be realized.

Discontinued Operations

In fiscal 2004, the Company completed a transaction to sell the assets and business operations of its Pittsburgh, Pennsylvania staffing business ("GenTech") for $705,000 in cash and recorded a loss on disposal of $553,000. The assets sold include GenTech's accounts receivable, office furniture and equipment and goodwill. The results of GenTech are reflected in the consolidated statement of operations as discontinued operations.

Outlook

The improvement in national hiring patterns and the increased demand for the Company's services resulted in improved operating performance for the Company in fiscal 2005. Management believes that the Company is well positioned for growth in the future. In recent years, many unprofitable branch operations were closed, and general and administrative expenses were reduced significantly. Existing branch offices have the capacity to accommodate additional consulting staff and higher volumes of business. Management believes that continued improvement for the Company will depend on continued improvement in the U.S. jobs market.

Financial Condition

As of September 30, 2005, the Company had cash and cash equivalents of $5,236,000, which was an increase of $799,000 from September 30, 2004. Net working capital at September 30, 2005 was $5,218,000, which was an increase of $588,000 from September 30, 2004, and the current ratio was 3.1 to 1. The Company had no long-term debt. Shareholders' equity as of September 30, 2005 was $5,850,000, which represented 70% of total assets.

During the fiscal year ended September 30, 2005, the net cash provided by operating activities was $857,000. Net income for the period, together with depreciation and other non-cash charges, provided $909,000, while working capital items used $52,000.

The Company's primary source of liquidity is normally from its operating activities. The Company's philosophy regarding the maintenance of cash balances reflects management's views on potential future needs for liquidity. Management believes that funds generated by operations, together with existing cash balances, will be adequate to finance current operations for the foreseeable future.

All of the Company's office facilities are leased, and information about future minimum lease payments is presented in the notes to consolidated financial statements.

As of September 30, 2005 there were approximately $4,000,000 of losses available to reduce federal taxable income in future years through 2024, and there were approximately $6,800,000 of losses available to reduce state and local taxable income in future years, expiring from 2006 through 2024.

Off-Balance Sheet Arrangements

As of September 30, 2005, and during the year then ended, there were no transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party, under which the Company (a) had any direct or contingent obligation under a guarantee contract, derivative instrument or variable interest in the unconsolidated entity, or (b) had a retained or contingent interest in assets transferred to the unconsolidated entity.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States.

Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of

Management's Discussion Concluded

the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. These estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from those estimates. If significant differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances, accounts receivable allowances, and valuations of property and equipment. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

The following accounting policies are considered by management to be "critical" because of the judgments and uncertainties involved, and because different amounts would be reported under different conditions or using different assumptions.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future. Judgment is required in assessing the likelihood that tax assets will be realized. These judgments are based on estimates about future taxable income, which is inherently uncertain. The Company recorded a valuation allowance as of September 30, 2005, because there was not sufficient assurance that future tax benefits would be realized.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances reflect management's estimate of potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Property and Equipment
Property and equipment are recorded at cost. Depreciation expense is calculated on a straight-line basis over estimated useful lives of five years for computer equipment and two to ten years for office equipment, furniture and fixtures. The Company capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value. These processes require the use of estimates and assumptions about the future that require a significant degree of judgment.

Forward-Looking Statements

As a matter of policy, the Company does not provide forecasts of future financial performance. However, the Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in press announcements, reports to shareholders and filings with the Securities and Exchange Commission. All statements which address expectations about future operating performance and cash flows, future events and business developments, and future economic conditions are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's then-current expectations and assumptions. Actual outcomes could differ significantly. The Company and its representatives do not assume any obligation to provide updated information.

Some of the factors that could affect the Company's future performance include, but are not limited to, general business conditions, the demand for the Company's services, competitive market pressures, the ability of the Company to attract and retain qualified personnel for regular full-time placement and contract assignments, and the ability to attract and retain qualified corporate and branch management.

Consolidated Statement of Operations

(In Thousands, Except Per Share)	Year Ended September 30 2005	2004
Net revenues		
Contract services	$ 11,754	$ 11,750
Placement services	8,594	6,231
Net revenues	20,348	17,981
Operating expenses		
Cost of contract services	8,335	8,520
Selling	5,250	3,765
General and administrative	6,186	6,508
Total operating expenses	19,771	18,793
Income (loss) from operations	577	(812)
Investment income	94	34
Income (loss) from continuing operations	671	(778)
Loss from discontinued operations	—	(619)
Net income (loss)	$ 671	$ (1,397)
Average number of shares		
Basic	5,142	5,131
Diluted	5,355	5,131
Per share – basic and diluted		
Income (loss) from continuing operations	$ .13	$ (.15)
Loss from discontinued operations	—	(.12)
Net income (loss)	$ .13	$ (.27)

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In Thousands)	As of September 30 2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,236	$ 4,437
Accounts receivable, less allowances (2005 – $ 270; 2004 – $281)	2,028	1,833
Other current assets	468	486
Total current assets	7,732	6,756
Property and equipment, net	632	538
Total assets	$ 8,364	$ 7,294
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accrued compensation	$ 1,834	$ 1,244
Other current liabilities	680	882
Total current liabilities	2,514	2,126
Shareholders' equity		
Preferred stock; authorized – 100 shares; issued and outstanding – none	—	—
Common stock, no-par value; authorized – 20,000 shares; issued and outstanding – 5,148 shares in 2005 and 5,136 shares in 2004	4,839	4,828
Retained earnings	1,011	340
Total shareholders' equity	5,850	5,168
Total liabilities and shareholders' equity	$ 8,364	$ 7,294

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In Thousands)	Year Ended September 30 2005	2004
Operating activities		
Net income (loss)	$ 671	$ (1,397)
Loss on disposal of discontinued operations	—	553
Depreciation and amortization	210	524
Other noncurrent items	28	66
Changes in current assets and current liabilities, net of effects from disposal in 2004:		
Accounts receivable	(195)	149
Accrued compensation	590	190
Other current items, net	(447)	(252)
Net cash provided (used) by operating activities	857	(167)
Investing activities		
Acquisition of property and equipment	(69)	(19)
Proceeds on disposal of discontinued operations	—	705
Net cash provided (used) by investing activities	(69)	686
Financing activities		
Exercises of stock options	11	13
Net cash provided by financing activities	11	13
Increase in cash and cash equivalents	799	532
Cash and cash equivalents at beginning of year	4,437	3,905
Cash and cash equivalents at end of year	$ 5,236	$ 4,437

See notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(In Thousands)	Year Ended September 30 2005	2004
Common shares outstanding		
Number at beginning of year	5,136	5,121
Exercises of stock options	12	15
Number at end of year	5,148	5,136
Common stock		
Balance at beginning of year	$ 4,828	$ 4,787
Stock option expense	—	28
Exercises of stock options	11	13
Balance at end of year	$ 4,839	$ 4,828
Retained earnings		
Balance at beginning of year	$ 340	$ 1,737
Net income (loss)	671	(1,397)
Balance at end of year	$ 1,011	$ 340

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The Company

General Employment Enterprises, Inc. (the "Company") operates in one industry segment, providing staffing services through a network of branch offices located in major metropolitan areas throughout the United States. The Company specializes in providing information technology, engineering and accounting professionals to clients on either a regular placement basis or a temporary contract basis. The Company has a diverse customer base, and no single customer accounted for more than 5% of its revenues during either of the last two fiscal years.

Significant Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The more significant accounting policies that are followed by the Company are summarized below.

Principles of Consolidation
The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

Estimates and Assumptions
Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. These estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from those estimates. If significant differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances, accounts receivable allowances, and valuations of property and equipment. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

Revenue Recognition
Placement service revenues are recognized when applicants accept offers of employment, less a provision for estimated losses due to applicants not remaining employed for the Company's guarantee period. Contract service revenues are recognized when services are rendered.

Cost of Contract Services
The cost of contract services includes the wages and the related payroll taxes and benefits of the Company's employees while they work on contract assignments.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future.

Income Per Share
Basic income per share is based on the average number of common shares outstanding. Diluted income per share is based on the average number of common shares and the dilutive effect of stock options.

Cash Equivalents
Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances together reflect management's estimate of the potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Property and Equipment
Property and equipment are recorded at cost. Depreciation expense is calculated on a straight-line basis over estimated useful lives of five years for computer equipment and two to ten years for office equipment, furniture and fixtures. The Company capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value.

Notes Continued

Disposal Activities
A liability is recorded for the cost of exit or disposal activities in the period when the liability is incurred.

Stock Options
Compensation expense is recorded for the fair value of stock options issued to employees. The expense is measured as the estimated fair value of the stock options on the date of grant and is amortized over the vesting periods.

Discontinued Operations

In fiscal 2004, the Company completed a transaction to sell the assets and business operations of its Pittsburgh, Pennsylvania staffing business ("GenTech") for $705,000 in cash. The assets sold include GenTech's accounts receivable, office furniture and equipment and goodwill. The results of GenTech are reflected in the statement of operations as discontinued operations. Summarized information for discontinued operations is as follows:

(In Thousands)	2004
Net revenues	$1,272
Loss from operations	$ (66)
Loss on disposal	(553)
Loss from discontinued operations	$ (619)

Income Taxes

There was no provision for income taxes in fiscal 2005, because of the utilization of losses carried forward from prior years. There was no credit for income taxes as a result of the pretax losses in fiscal 2004, because the losses were carried forward and there was not sufficient assurance that a future tax benefit would be realized.

The components of the provision for income taxes are as follows:

(In Thousands)	2005	2004
Deferred tax provision (credit) related to		
Temporary differences	$ 143	$ (5)
Loss carryforwards	81	(546)
Valuation allowances	(224)	551
Provision for income taxes	$ —	$ —

The differences between income taxes calculated at the 34% statutory U.S. federal income tax rate and the Company's provision for income taxes are as follows:

(In Thousands)	2005	2004
Income tax provision (credit) at statutory federal tax rate	$ 228	$(475)
Federal valuation allowance	(217)	470
Other	(11)	5
Provision for income taxes	$ —	$ —

The net deferred income tax asset balance as of September 30 related to the following:

(In Thousands)	2005	2004
Temporary differences	$ 266	$ 409
Net operating loss carryforwards	1,727	1,808
Valuation allowances	(1,993)	(2,217)
Net deferred income tax asset	$ —	$ —

As of September 30, 2005, there were approximately $4,000,000 of losses available to reduce federal taxable income in future years through 2024, and there were approximately $6,800,000 of losses available to reduce state and local taxable income in future years, expiring from 2006 through 2024.

Property and Equipment

Property and equipment consisted of the following as of September 30:

(In Thousands)	2005	2004
Computer equipment and software	$ 2,266	$ 2,869
Office equipment, furniture and fixtures	1,684	1,943
Total property and equipment, at cost	3,950	4,812
Accumulated depreciation and amortization	(3,318)	(4,274)
Property and equipment, net	$ 632	$ 538

During fiscal 2005, the Company disposed of leasehold improvements, furniture and equipment having an original cost of $1,194,000 and negligible book value.

Notes Continued

Other Current Liabilities

Other current liabilities consisted of the following as of September 30:

(In Thousands)	2005	2004
Accounts payable	$ 89	$209
Accrued expenses	329	621
Deferred rent	262	52
Total other current liabilities	$680	$882

Office Closings

The Company closed a number of branch offices in recent years due to unprofitable operations, and recorded a liability covering the lease obligations of those offices. The rent liability for closed offices, included in other current liabilities, was as follows:

(In Thousands)	2005	2004
Balance at beginning of year	$ 316	$ 657
Provision (credit) for office closings	(30)	42
Payments	(251)	(383)
Balance at end of year	$ 35	$ 316

The combined net revenues and the combined loss from operations of all offices that were closed as of September 30, 2004, included in continuing operations on the consolidated statement of operations, were as follows:

(In Thousands)	2004
Net revenues	$ 802
Income (loss) from operations	(343)

Lease Obligations

The Company leases space for all of its branch offices, which are located either in downtown or suburban metropolitan business centers, and space for its corporate headquarters. Branch offices are generally leased over periods from three to five years. Certain lease agreements provide for increased rental payments contingent upon future increases in real estate taxes, building maintenance costs and the cost of living index.

In fiscal 2005, the Company entered into an amendment of the lease agreement that covers office space for its corporate headquarters. The amended lease expires in 2015, and may be cancelled by the Company in 2012 under certain conditions. Under the amended lease, the Company's base annual rent expense is reduced by approximately $120,000. The Company received a non-cash allowance of $263,000 from the landlord for leasehold improvements and recorded a deferred rent credit, which is being amortized on a straight-line basis as a reduction of rent expense over the term of the lease.

Rent expense from continuing operations was $964,000 in fiscal 2005 and $1,179,000 in fiscal 2004. As of September 30, 2005, future minimum lease payments under lease agreements having initial terms in excess of one year, including closed offices, totaled $3,280,000, as follows: fiscal 2006 - $831,000, fiscal 2007 - $559,000, fiscal 2008 - $503,000, fiscal 2009 - $385,000, fiscal 2010 - $353,000 and thereafter - $649,000.

Retirement Plans

The Company has a 401(k) retirement plan in which all full-time employees may participate after one year of service. Under the plan, eligible participants may contribute a portion of their earnings to a trust, and the Company makes matching contributions, subject to certain limitations. In addition, the Company has a deferred compensation plan for certain officers. Under the plan, the Company contributes a percentage of each participant's earnings to a trust under a defined contribution arrangement. The participants direct the investments of the trust, and the Company does not guarantee investment performance. Participant account balances are payable upon retirement or termination from the Company, subject to certain vesting requirements. The investments in the trust are included in other current assets on the consolidated balance sheet, and an offsetting obligation is included in accrued compensation. The cost of retirement plans was $129,000 in fiscal 2005 and $64,000 in fiscal 2004.

Stock Options

The Company has stock option plans that were approved by the shareholders for directors, officers and employees. As of September 30, 2005, there were stock options outstanding under the Company's 1999 Stock Option Plan, 1997 Stock Option Plan and 1995 Stock Option Plan. Under these plans, incentive or non-statutory stock options may be granted to officers and employees, and they may be exercisable for up to ten years. Outside directors were automatically granted

Notes Concluded

non-statutory options to purchase specified numbers of shares under the terms of the plans. The Compensation and Stock Option Committee of the Board of Directors administers the plans and determines the terms of each option granted.

No stock options were granted during the two most recent fiscal years. A summary of stock option activity is as follows:

(Number of Shares in Thousands)	2005	2004
Number of shares outstanding		
Beginning of year	458	552
Exercised	(12)	(15)
Terminated	(11)	(79)
End of year	435	458
Number of shares exercisable at end of year	435	458
Number of shares available for grant at end of year	416	406
Weighted average option prices per share		
Exercised during the year	$ .86	$ .86
Terminated during the year	1.42	1.27
Outstanding at end of year	1.07	1.08
Exercisable at end of year	1.07	1.08

Stock options outstanding as of September 30, 2005 were as follows (number of shares in thousands):

Range of Exercise Prices	Number Outstanding	Number Exercisable	Weighted Average Price	Average Remaining Life (Years)
At $.86	353	353	$ .86	7
$1.25 to $2.45	82	82	2.00	6

Severance Arrangements

The Company has an employment agreement with the chief executive officer that provides for the continuation of salary and benefits for a period of three years following the officer's termination of employment by the Company for any reason other than "cause." The Company also has arrangements covering certain other officers and key employees that would become effective if their employment terminated under certain conditions following a change in control of the Company. Under these circumstances, the Company would be obligated to continue salary for a period of one year in certain cases, to make lump sum payments ranging from $20,000 to $50,000 in other cases, and to provide continued welfare plan benefits for up to two years. As of September 30, 2005, the potential, aggregate obligation under these arrangements, if all such officers and employees were terminated, was approximately $2,700,000.

Shareholder Rights Plan

On February 4, 2000, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend of one share purchase right for each share of outstanding common stock.

The rights will become exercisable if any person or affiliated group (other than certain "grandfathered" shareholders) acquires, or offers to acquire, 10% or more of the Company's outstanding common shares. Each exercisable right entitles the holder (other than the acquiring person or group) to purchase, at a price of $21.50 per share, common stock of the Company having a market value equal to two times the purchase price. The purchase price and the number of common shares issuable on exercise of the rights are subject to adjustment in accordance with customary anti-dilution provisions.

The Board of Directors may authorize the Company to redeem the rights at a price of $.01 per right at any time before they become exercisable. After the rights become exercisable, the Board of Directors may authorize the Company to exchange any unexercised rights at the rate of one share of common stock for each right. The rights are nonvoting and will expire on February 22, 2010.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
General Employment Enterprises, Inc.
Oakbrook Terrace, Illinois

We have audited the accompanying consolidated balance sheets of General Employment Enterprises, Inc. and subsidiary as of September 30, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Employment Enterprises, Inc. and subsidiary at September 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Chicago, Illinois
November 9, 2005

Selected Financial Data

(Dollars In Thousands, Except Per Share)	2005	2004	2003	2002	2001	2000
						Year Ended September 30
Operating Results						
Contract service revenues	$11,754	$ 11,750	$11,477	$11,149	$ 13,483	$16,082
Placement service revenues	8,594	6,231	5,488	6,591	16,217	23,720
Total revenues	20,348	17,981	16,965	17,740	29,700	39,802
Cost of contract services	8,335	8,520	7,875	7,358	8,835	10,520
Selling expenses	5,250	3,765	3,641	4,444	9,838	14,045
General and administrative expenses	6,186	6,508	8,946	10,723	13,412	11,660
Total operating expenses	19,771	18,793	20,462	22,525	32,085	36,225
Income (loss) from operations	577	(812)	(3,497)	(4,785)	(2,385)	3,577
Investment income	94	34	58	108	531	645
Income (loss) before income taxes	671	(778)	(3,439)	(4,677)	(1,854)	4,222
Provision (credit) for income taxes	—	—	—	(1,380)	(690)	1,690
Income (loss) from continuing operations	$ 671	$ (778)	$(3,439)	$(3,297)	$(1,164)	$ 2,532
Per Share Data						
Average number of shares (thousands)						
Basic	5,142	5,131	5,121	5,116	5,087	5,087
Diluted	5,355	5,131	5,121	5,116	5,087	5,117
Income (loss) from continuing operations per share						
Basic	$ .13	$ (.15)	$ (.67)	$ (.64)	$ (.23)	$ .50
Diluted	.13	(.15)	(.67)	(.64)	(.23)	.49
Cash dividends declared per share	—	—	—	—	—	.30
Book value per share	1.14	1.01	1.27	1.95	2.57	2.78
Closing market price per share	2.08	2.09	0.85	0.72	1.47	3.38
Balance Sheet Data						
Net working capital	$ 5,218	$ 4,630	$ 4,333	$ 7,038	$ 9,444	$11,300
Shareholders' equity	5,850	5,168	6,524	9,989	13,077	14,143
Total assets	8,364	7,294	8,691	11,933	15,679	19,979
Ratio Analysis						
Current ratio	3.1	3.2	3.0	4.6	4.6	2.9
Gross profit margin on contract services	29.1%	27.5%	31.4%	34.0 %	34.5%	34.6%
Profit margins						
Income (loss) from operations	2.8	(4.5)	(20.6)	(27.0)	(8.0)	9.0
Income (loss) from continuing operations	3.3	(4.3)	(20.3)	(18.6)	(3.9)	6.4
Rate of return from continuing operations on average equity	12.2	(13.3)	(41.7)	(28.6)	(8.6)	18.6
Shareholders' equity to total assets	69.9	70.9	75.1	83.7	83.4	70.8
Offices and Employees at End of Year						
Number of offices	19	19	22	32	37	42
Number of employees	330	340	340	310	430	490

Corporate Data

Board of Directors

Herbert F. Imhoff, Jr.
Chairman of the Board and Chief Executive Officer
President and Chief Operating Officer
General Employment Enterprises, Inc.
Executive Committee Chairman

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer
General Employment Enterprises, Inc.

Sheldon Brottman
Attorney and real estate developer
President of S.C.B. Development
Compensation and Stock Option Committee Chairman

Delain G. Danehey
Retired partner of the auditing firm of
Ernst & Young LLP
Audit Committee Chairman

Dennis W. Baker
Treasurer of CF Industries Holdings, Inc.
Nominating Committee Chairman

Joseph F. Lizzadro
Chairman Emeritus of L&H Company, Inc.

Corporate Officers

Herbert F. Imhoff, Jr.
Chairman of the Board and
Chief Executive Officer
President and Chief Operating Officer

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer

Marilyn L. White
Vice President

Nancy C. Frohnmaier
Vice President and Corporate Secretary

Doris A. Bernar
Assistant Corporate Secretary

Jan V. Prieto-McCarthy
Assistant Treasurer

Independent Auditors

BDO Seidman, LLP
Chicago, IL

Counsel

Herbert F. Imhoff, Jr.
General Counsel

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Phone: (212) 509-4000
Website: www.continentalstock.com

Stock Listing

American Stock Exchange (AMEX)
Trading symbol: **JOB**

Note to Shareholders

Quarterly earnings releases and financial statements can be obtained by contacting:

Investor Relations Department
General Employment Enterprises, Inc.
One Tower Lane – Suite 2200
Oakbrook Terrace, IL 60181
Phone: (630) 954-0400
E-mail: invest@genp.com
Website: www.generalemployment.com

General Employment Enterprises, Inc.
One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181
630.954.0400 www.generalemployment.com
American Stock Exchange Symbol: JOB
invest@genp.com